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FORM 4
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

     Knight         Lyle          R.
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    (Last)         (First)       (Middle)

     1520 E. Pima Street
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    (Street)

     Phoenix        AZ             85034
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    (City         (State)         (Zip)
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2.  Issuer Name and Ticker or Trading Symbol

    SkyMall, Inc.; SKYM
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3.  I.R.S. Identification
    Number of Reporting
    Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

    December 1999
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5.  If Amendment,
    Date of Original
    (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [X] Director                          [ ] 10% Owner
    [ ] Officer (give title below)        [ ] Other (specify below)


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7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
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
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                      TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security  2. Trans-  3. Trans-    4. Securities Acquired (A)         5. Amount of     6. Owner-    7. Nature of
   (Instr. 3)            action     action       or Disposed of (D)                 Securities       ship         Indirect
                         Date       Code         (Instr. 3, 4 and 5)                Beneficially     Form:        Beneficial
                                    (Instr. 8)                                      Owned at         Direct       Owner-
                         (Month/    ----------   -------------------------------    End of Month     (D) or       ship
                         Day/                                  (A) or                                Indirect
                         Year)      Code    V      Amount      (D)      Price       (Instr. 3 and 4) (I)
                                                                                                     (Instr. 4)  (Instr. 4)
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

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
Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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       Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
              (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security  2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-
   (Instr. 3)                       sion or      action      tion          ative Securities Ac-
                                    Exercise     Date        Code          quired (A) or Dis-
                                    Price of                 (Instr. 8)    posed of (D)
                                    Deri-        (Month/                   (Instr. 3,4, and 5)
                                    vative       Day/        -----------   -------------------------
                                    Security     Year)       Code    V      (A)         (D)
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
Series A Junior Convertible
Preferred Stock(1)                 (2)           12/22/99    P              1,020
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Series A Junior Convertible
Preferred Stock(1)                 (2)           12/22/99    P              1,000
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Warrants to Purchase
Common Stock(1)                    (3)           12/22/99    P              7,286
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Warrants to Purchase
Common Stock(1)                    (3)           12/22/99    P              7,143
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Warrants to Purchase
Common Stock                       (6)           12/16/99    J(6)                        6,000
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
6. Date Exer-       7. Title and Amount of        8. Price   9.  Number     10. Owner-  11. Nature
   cisable and         Underlying Securities         of          of Deriv-      ship        of
   Expiration          (Instr. 3 and 4)              Deriv-      ative          Form of     Indirect
   Date                                              ative       Secur-         Deriv-      Benefi-
   (Month/Day/                                       Secur-      ities          ative       cial
    Year)                                            ity         Bene-          Security:   Owner-
   ----------------    -----------------------       (Instr.     ficially       Direct      ship
   Date     Expira-                  Amount or       5)          Owned          (D) or      (Instr. 4)
   Exer-    tion          Title      Number of                   at End         Indirect
   cisable  Date                     Shares                      of             (I)
                                                                 Month          (Instr. 4)
                                                                 (Instr. 4)
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

   (2)      (2)        Common Stock  14,571          (1)         1,020          I            (4)
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   (2)      (2)        Common Stock  14,286          (1)         1,000          I            (5)
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   (3)      (3)        Common Stock   7,286          (1)         7,286          I            (4)
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   (3)      (3)        Common Stock   7,143          (1)         7,143          I            (5)
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   (6)      (6)        Common Stock   6,000          N/A             0          D
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
Explanation of Responses:

(1) Securities were purchased as units, at a purchase price of $7.00 per unit, pursuant to a Stock and Warrant Purchase Agreement dated as of December 20, 1999, each unit consisting of shares of Series A Convertible Preferred Stock and Warrants to purchase shares of Common Stock.
(2) The Series A Junior Convertible Preferred Stock is automatically convertible into shares of common stock upon the approval such conversion and issuance by the shareholders of SkyMall. Each share of Series A Junior Convertible Preferred Stock is convertible into an amount of common stock equal to a conversion ratio of: (1) a liquidation preference of $100 plus any penalties divided by (2) $7.00, and is subject adjustment in certain circumstances. If shareholder approval of the conversion of the Series A Junior Convertible Preferred Stock and issuance of the common stock upon conversion is not received on or before June 16, 2000, the Company must redeem all the outstanding shares of the Series A Junior Convertible Preferred Stock at an amount equal to 110% of the liquidation preference plus any penalties.
(3) The Warrants expire five years after issuance and may be exercised at any time after issuance. The exercise price of each warrant is $8.00 per share of common stock represented by the warrant and is subject to customary anti-dilution adjustments in certain circumstances.
(4)  Securities jointly owned with spouse.
(5)  Securities held by FISERV Securities, Inc. FBO IRA R-O for Lyle R. Knight.
(6)  Warrants expired on 12/16/99.




                           /s/ Lyle R. Knight                  January 10, 2000
                           -------------------------------     -----------------
                           **Signature of Reporting Person            Date
                           Lyle R. Knight

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1474 (7/97)